Filed pursuant to Rule 433

Registration No. 333-253632

August 10, 2021

HSBC Holdings plc

$2,000,000,000 2.206% Fixed Rate/Floating Rate Senior Unsecured Notes due 2029 (the “Notes”)

Pricing Term Sheet:

Issuer:	HSBC Holdings plc (“HSBC Holdings”)

Sole Book-Running Manager:	HSBC Securities (USA) Inc. (“HSI”)

Top Co-Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Other Co-Managers:

Banco de Sabadell, S.A.

Bank of Communications Co., Ltd. Hong Kong Branch

BMO Capital Markets Corp.

BofA Securities, Inc.

Caixa - Banco de Investimento, S.A.

CastleOak Securities, L.P.

CIBC World Markets Corp.

Danske Markets Inc.

Erste Group Bank AG

ING Financial Markets LLC

Intesa Sanpaolo S.p.A.

Mischler Financial Group, Inc.

Natixis Securities Americas LLC

Nordea Bank Abp

Rabo Securities USA, Inc.

RB International Markets (USA) LLC

Swedbank AB (publ)

UniCredit Capital Markets LLC

Structure:	Fixed Rate/Floating Rate Senior Unsecured Notes

Issuer Ratings:*	A3 (stable) (Moody’s) / A- (stable) (S&P) / A+ (negative) (Fitch)

Expected Issue Ratings:*	A3 (Moody’s) / A- (S&P) / A+ (Fitch)

Pricing Date:	August 10, 2021

Settlement Date:	August 17, 2021 (T+5) (the “Issue Date”)

Maturity Date:	August 17, 2029

Form of Offering:	SEC Registered Global

Transaction Details:

Principal Amount:	$2,000,000,000

Fixed Rate Coupon:	2.206% per annum (the “Initial Interest Rate”), during the Fixed Rate Period (as defined below)

Fixed Rate Benchmark Treasury:	UST 1.000% due July 31, 2028

Fixed Rate Treasury Yield:	1.126%

Fixed Rate Treasury Price:	99-05

Fixed Rate Re-offer Spread:	UST +108 basis points

Floating Rate Pricing Benchmark:	Compounded Daily SOFR (calculated as described under “Description of the Notes—Interest” in the Preliminary Prospectus Supplement), subject to the Benchmark Transition Provisions

Floating Rate Coupon:	SOFR (as determined on the applicable Interest Determination Date (as defined below)), plus 128.5 basis points per annum (the “Margin”), during the Floating Rate Period (as defined below), subject to the Benchmark Transition Provisions

Fixed Rate Re-offer Yield:	2.206%

Issue Price:	100.000%

Gross Fees:	0.375%

Net Price:	99.625%

Net Proceeds to Issuer:	$1,992,500,000

Par Redemption Date:	August 17, 2028

Interest Pay Frequency:	Semi-annually, during the Fixed Rate Period (as defined below); quarterly, during the Floating Rate Period (as defined below).

Interest Payment Dates:

From (and including) the Issue Date to (but excluding) August 17, 2028 (the “Fixed Rate Period”), interest on the Notes will be payable semi-annually in arrear on February 17 and August 17 of each year, beginning on February 17, 2022 (each, a “Fixed Rate Period Interest Payment Date”).

From (and including) August 17, 2028 to (but excluding) the Maturity Date (the “Floating Rate Period”), interest on the Notes will be payable quarterly in arrear on November 17, 2028, February 17, 2029, May 17, 2029 and August 17, 2029 (each, a “Floating Rate Period Interest Payment Date” and, together with the Fixed Rate Period Interest Payments Dates, the “Interest Payment Dates”).

Floating Rate Interest Period:	During the Floating Rate Period, the period beginning on (and including) a Floating Rate Period Interest Payment Date and ending on (but excluding) the next succeeding Floating Rate Period Interest Payment Date (each, a “Floating Rate Interest Period”); provided that the first Floating Rate Interest Period will begin on August 17, 2028 and will end on (but exclude) the first Floating Rate Period Interest Payment Date.

Interest Determination Dates:	The second business day preceding the applicable Interest Payment Date (each, an “Interest Determination Date”).

Optional Redemption:	HSBC Holdings may, in its sole discretion, redeem the Notes during the Make-Whole Redemption Period (as defined below), in whole at any time during such period or in part from time to time during such period, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) as determined by the Determination Agent, the sum of the present values of
(a) the principal amount of the Notes to be redeemed
(discounted from the Par Redemption Date) and (b) the
remaining payments of interest to be made on any scheduled
Interest Payment Date to (and including) the Par Redemption
Date for the Notes to be redeemed (not including accrued but unpaid interest to (but excluding) the applicable redemption date, if any, on the principal amount of the Notes), discounted to the applicable redemption date on a semiannual basis
(assuming a 360-day year consisting of twelve 30-day months)
at the Reference Treasury Rate plus 20 basis points, in each case, plus any accrued and unpaid interest on the Notes to be redeemed to (but excluding) the applicable redemption date.

Subsequently, HSBC Holdings may, in its sole discretion,
redeem the Notes on the Par Redemption Date, in whole but not in part, at 100% of their principal amount plus any accrued and unpaid interest to (but excluding) the Par Redemption Date.

The “Make-Whole Redemption Period” means the period
beginning on (and including) February 17, 2022 (six months
following the Issue Date) to (but excluding) the Par Redemption
Date; provided that if any additional notes of the same series are issued after the Issue Date, the Make-Whole Redemption Period for such additional notes shall begin on (and include) the date that is six months following the issue date for such additional notes.

The Notes are not redeemable at the option of the noteholders at any time.

Tax Event Redemption:	HSBC Holdings may redeem the Notes in whole (but not in part) in its sole discretion upon the occurrence of certain tax events. The redemption price will be equal to 100% of their principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption.

Events of Default and Defaults:

The noteholders will not have the right to request the trustee to declare the principal amount and accrued but unpaid payments with respect to the Notes to be due and payable or to accelerate the Notes in the case of non-payment of principal and/or interest on the Notes. Payment of the principal amount of the Notes may be accelerated only upon certain events of a winding-up.

An “Event of Default” with respect to the Notes means any one of the following events:

(i) an order is made by an English court which is not successfully appealed within 30 days after the date such order was made for HSBC Holdings’ winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency; or

(ii) an effective resolution is validly adopted by HSBC Holdings’ shareholders for its winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency.

In addition to Events of Default, the Indenture also will provide separately for “Defaults.” A Default with respect to the Notes means any one of the following events:

(i) failure to pay principal or premium, if any, on the Notes at maturity, and such default continues for a period of 30 days; or

(ii) failure to pay any interest on the Notes when due and payable, which failure continues for 30 days.

If a Default occurs, the trustee may institute proceedings in England (but not elsewhere) for HSBC Holdings’ winding-up; provided that the trustee may not, upon the occurrence of a Default, accelerate the maturity of any outstanding Notes, unless an Event of Default has occurred and is continuing.

Notwithstanding the foregoing, failure to make any payment in respect of the Notes will not be a Default in respect of the Notes if such payment is withheld or refused:

(i) in order to comply with any fiscal or other law or regulation or with the order of any court of competent jurisdiction, in each case applicable to such payment; or

(ii)  in case of doubt as to the validity or applicability of any such law, regulation or order, in accordance with advice given as to such validity or applicability at any time during the said grace period of 30 days by independent legal advisers acceptable to the trustee;

provided, however, that the trustee may, by notice to HSBC Holdings, require HSBC Holdings to take such action (including but not limited to proceedings for a declaration by a court of competent jurisdiction) as the trustee may be advised in an opinion of counsel, upon which opinion the trustee may conclusively rely, is appropriate and reasonable in the circumstances to resolve such doubt, in which case HSBC Holdings will forthwith take and expeditiously proceed with such action and will be bound by any final resolution of the doubt resulting therefrom. If any such resolution determines that the relevant payment can be made without violating any applicable law, regulation or order then the preceding sentence will cease to have effect and the payment will become due and payable on the expiration of the relevant grace period of 30 days after the trustee gives written notice to HSBC Holdings informing it of such resolution.

Notwithstanding any other provision of the Indentures or the Notes, the right of any noteholder to receive payment of the principal of, or interest on, the Notes on or after the due dates thereof and to institute suit for the enforcement of any such payment on or after such respective dates, will not be impaired or affected without the consent of such noteholder.

Agreement with Respect to the Exercise of UK Bail-in Power:	The provisions in the Preliminary Prospectus Supplement in the section “Description of the Notes—Agreement with Respect to the Exercise of UK Bail-in Power” are applicable.

Governing Law:	The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Day Count Convention:	30/360 (following, unadjusted) during the Fixed Rate Period; actual/360 (modified following, adjusted) during the Floating Rate Period.

Minimum Denomination:	$200,000 and integral multiples of $1,000 in excess thereof.

Listing:	Application will be made to list the Notes on the NYSE.

Documentation:	Preliminary prospectus supplement dated August 10, 2021 (the “Preliminary Prospectus Supplement”) incorporating the Prospectus dated February 26, 2021 relating to the Securities. If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

Paying Agent:	HSBC Bank USA, National Association.

Calculation Agent:	HSBC Bank USA, National Association.

Trustee:	The Bank of New York Mellon, London Branch.

CUSIP:	404280 CV9

ISIN:	US404280CV97

Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

*

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

HSBC Holdings has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents HSBC Holdings has filed with the SEC for more complete information about HSBC Holdings and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC Holdings or HSBC Securities (USA) Inc. will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.